MANAGEMENT REPORT ON THE RESULTS OF THE FOURTH QUARTER AND YEAR 2018

Market Capitalization
R$17.55 bn – US$4.77 bn
Stock Prices
BRFS3 R$21,60 – BRFS US$5,87
Base: 02/27/2019

Shares Outstanding:
812,473,246 ordinary shares
1,057,224 treasury shares
As of December 31, 2018

Conference Call
Thursday, 02/28/2019
10:00 a.m. BRST
8:00 a.m. EST

Dial-in
Brazil:
+55 11 3181-8565 or
+55 11 4210-1803

United States:
+1 844 763 8274 or
+1 412 717 9224

IR Contacts:
Elcio Ito
CFO and IRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

São Paulo, February 28, 2019 – BRF S.A. (B3: BRFS3; NYSE:BRF) – "BRF" or "Company" today announced its results for the 4th quarter of 2018 (4Q18) and year 2018 (2018). **The comments included in this report refer to the consolidated results, including continued and discontinued operations,** in Brazilian real, in accordance with the Brazilian Corporate Law and accounting practices adopted in Brazil, already in compliance with the International Financial Reporting Standards (IFRS), all compared to the same periods of 2017 as indicated. Note that the Standard Financial Statements (DFP) comply with the CPC 31 standard. Therefore, the **continued and discontinued operations** were reported separately, with more details in the financial statements of discontinued operations in Note 12.

OPERATING HIGHLIGHTS (CONTINUED + DISCONTINUED OPERATIONS)

- **CONSOLIDATED**
  - Net revenue of R$9,546 million (+7.2% y-o-y) in 4Q18 and R$34,529 million (+3.2% y-o-y) in 2018;
  - Net loss of R$2,125 million (+171% y-o-y) in 4Q18 and R$4,466 million (+306.4% y-o-y) in 2018;
  - Adjusted EBITDA of R$841 million (+30.3% y-o-y) in 4Q18 and R$2,616 million (-8.4% y-o-y) in 2018;
  - Adjusted EBITDA margin of 8.8% (+1.6 p.p. y-o-y) in 4Q18 and 7.6% (-1.0 p.p. y-o-y) in 2018;
- **BRAZIL SEGMENT**
  - Net revenue of R$4,735 million (+11.6% y-o-y) in 4Q18 and R$16,285 million (+7.2% y-o-y) in 2018;
  - Adjusted EBITDA of R$556 million (+29.0% y-o-y) in 4Q18 and R$1,488 million (-21.2% y-o-y) in 2018;
  - Adjusted EBITDA margin of 11.7% (+1.6 p.p. y-o-y) in 4Q18 and 9.1% (-3.3 p.p. y-o-y) in 2018;
- **HALAL SEGMENT**
  - Net revenue of R$2,144 million (+14.6% y-o-y) in 4Q18 and R$8,293 million (+23.9% y-o-y) in 2018;
  - Adjusted EBITDA of R$205 million (+52.5% y-o-y) in 4Q18 and R$840 million (+128.1% y-o-y) in 2018;
  - Adjusted EBITDA margin of 9.6% (+2.4 p.p. y-o-y) in 4Q18 and 10.1% (+4.6 p.p. y-o-y) in 2018.

FINANCIAL HIGHLIGHTS

- **Pro forma net leverage of 5.12x**[1] due to the sale of assets in Argentina, Europe, and Thailand combined with the recovery of operating results in 2H18
- **Operating cash generation** (pro forma[1]) of R$1,267 million in 4Q18 and R$1,733 million in 2018
- **Working capital disbursement** (pro forma[1]) of R$963 million in 4Q18 and R$541 million in 2018
- Start of the **second phase of the liability management program** seeking to extend the debt profile and reduce its financial cost

[1] Pro forma, including the sale of all assets in Argentina (R$564 million), Europe and Thailand (R$1,138 million), of the plant located in Várzea Grande-MT (R$100 million), the portion of FIDC proceeds not transferred in 2018 (R$200 million), and the foreign exchange adjustment related to the projected R$/US$ level at the time of the announcement of the Operating and Financial Restructuring Plan (R$203 million) on June 29, 2018, as detailed on page 6.

MESSAGE FROM MANAGEMENT

Dear shareholders,

As the most challenging year in BRF's 10-year history, 2018 truly put our reaction and response capabilities to the test. Rising to the occasion, we built a strong foundation for the Company's recovery by executing the most substantial management, equity, and financial adjustments in our history.

Among the external challenges we faced this period, protectionist measures that aimed to close major import markets, cost pressure in domestic markets that made it impossible to transfer prices, and logistical issues posed by the truck drivers' strike were the most significant. The Company's difficulties with governance and comprehensive lack of structure within its teams, systems, and processes—as well the effects of the second phase of police investigations—compounded this already challenging scenario. The most obvious impacts these issues had on our business during 2018 were margin contraction, steep increase in debt, and much greater raw material inventory levels than expected. If we exclude these non-recurring factors, the bottom line would be less negative.

The developments of the Trapaça Operation resulted in the removal of 12 BRF plants from the list of facilities approved to export to the European Union, which is a critical market for the Company. The sudden imposition of antidumping fees by China also impacted the Company — as growing tension in trading relations dominated the international agenda in 2018. Moreover, Russia's 2017 suspension of swine imports lasted throughout the year of 2018.

Given the excess supply of poultry and pork in the domestic market deriving from the above-mentioned restrictions in addition to the still feeble employment and income levels affecting the macroeconomic scenario, the industry was unable to promote price adjustments for consumers at the same pace of cost increases, significantly pressuring producers' margins. Grain price posted accumulated increases of around 30%[2] in 2018, while protein in the domestic market was adjusted to under 3%[3]. When faced with the truck drivers' strike, we were forced to think fast and use our best skills to continue feeding our flock, as well as successfully transferring it to slaughter.

As a short-term response to these evolving events, we granted collective vacation periods in seven plants, adopted the layoff mechanism in our Chapecó-SC unit, and promoted operating adjustments that affected approximately 5% of our workforce. We also shut down the turkey slaughter plants in Mineiros-GO, Francisco Beltrão-PR, and Chapecó-SC. Although not able to completely offset the negative effects on business, these were comprehensive and timely responses that mitigated impacts on our results.

Recognizing the need for additional measures to address this adverse scenario and to accelerate our financial deleveraging process, we sold our assets in Argentina, Europe, and Thailand as well as our plant in Várzea Grande-MT along with several real estate assets. We also securitized receivables through a Receivables Investment Fund (FIDC) and reduced our inventories of frozen raw materials and finished products by roughly 60%. With these measures, we reached a total of R$4.1 billion versus the expected total of R$5 billion.

The expenses incurred from the above-mentioned events, associated with the impairment of the divestment initiatives, resulted in a considerable loss in 2018. It is important to mention that these were non-recurring events that did not affect the Company's future production capacity; in fact, our ability to generate results has actually improved as a result of our exit from operations that yielded low or even negative margins.

---

[2] 2/3 corn: average of the municipalities of Cascavel-PR, Chapecó-SC and Rio Verde-MT; and 1/3 soybean: average of the municipalities of Chapecó-SC, Rondonópolis-MT, West of Paraná State and the Triângulo Mineiro area in Minas Gerais State.

[3] CEPEA / ESALQ indicators for poultry and pork in natura, weighted by Brazil consumption: 3/4 poultry and 1/4 pork.

The events of 2018 allowed us to face our main problems, beginning the trend of margin increases and leverage reduction. By the same token, these events are not expected to be seen going forward in 2019.

Indeed, our Adjusted EBITDA margin posted continued expansion by 4.6% in 2Q18, 6.9% in 3Q18, and 8.8% in 4Q18. Leverage measured by the net debt/Adjusted EBITDA ratio reached 5,12x[4] at the end of 2018, a significant decrease compared to the 6.74x reported at the end of 3Q18.

Our cash position of approximately R$7 billion at the end of December 2018 is robust and will be strengthened by the inflow of funds from the divestments, estimated at more than R$2 billion[4], and expected by the end of 2Q19. Throughout 2019, we expect to generate positive free cash flow. We have already started the year with enough resources to pay the principal and interest on all our short-term debt and still close 2019 with cash balance above the minimum level.

The deleverage process will continue over the course of 2019. By the end of the year, we expect to reach approximately 3.65x. Our long-term leverage goal remains 1.5x to 2.0x, leaving room for us to tackle the cyclical nature of our business and recover our investment grade credit rating.

We are also working hard to strengthen internal structure companywide. Of the tasks we have undertaken thus far, rebuilding our Executive Committee is the most significant because it marks the transformation of our senior leadership. We have already assembled a global-level team across all divisions after searching talent within major corporations and in several parts of the world.

In addition, we have established three fundamental Company commitments: **Security, Quality, and Integrity**. These are non-negotiable—and a zero-tolerance policy will apply to those found in violation of these commitments. In addition, we have implemented policies to improve diversity levels throughout our company, which are particularly low within leadership positions.

To guarantee management consistency in the medium and long terms, we increased the duration of our strategic plan from three to five years, and established Brazil, Asia, and the Muslim market (Halal) as the three key focal markets of our business going forward.

The Operational Excellence Programs (OEP), Zero-Based Budgeting (ZBB), Guideline-Based Management (GBM), as well as the Engagement and Culture projects, are underway, in order to help us secure long-term alignment and high-performance teams.

Furthermore, with the arrival of a new vice-president in the Brazilian market, we are implementing a series of measures to increase sales and improve the service we offer consumers and clients, including improving pricing and product mix, reopening channels such as food service, reducing disruption, and lowering operating costs. Over the course of 2018, progress was made on this front, with the average number of clients growing by more than 9% in 2018 compared to the previous year. In addition, we launched the +Excellence *(+Excelência*) program, which encourages our regional units to strive for excellence, attain specific goals, engage in healthy competition, and incorporate best practices into our logistics processes.

We are also indisputable leaders in the Halal market, boasting a market share of over 41% in the Gulf Cooperation Council (GCC) countries. We believe our robust and verticalized operation in the region is poised to progress even further by, for instance, participating in the Saudis' strategic move to promote food safety in the country—mainly through partnerships that will not hinder debt reduction.

[4] Pro forma, including the sale of all assets in Argentina, Europe, and Thailand, of the plant located in Várzea Grande-MT, and the portion of FIDC proceeds not transferred in Dec-18 to the Receivables Investment Fund (FIDC)

In the Asian market, we see a host of new opportunities for BRF—similar to those introduced by the Halal market in the 1970s. Its preference for dark meat complements our main business in Brazil, making it a clear point of interest as we strategize going forward. The signature of a price undertaking between Brazilian producers and the Chinese government was an exceptional advance in our trading negotiations with one of the world's most critical markets.

Taking into account the expanding scope of possibilities coming into view, we have established the following goals: (i) in 2019, reverse the downward trend in our margins by assembling a high-performance management team; (ii) consolidate our fundamentals for leadership, innovation, and financial solidity to pursue historical profitability in 2020; and (iii) sustainable and ongoing growth through a strict execution to deliver profitability levels above historical average as from 2021.

To ensure we reach these goals, the Company's management will take a highly-vigilant approach to discipline and consistent execution. Assets sold in Argentina, Europe, and Thailand will enable the executive team to dedicate more time to key regions, ensuring focus remains on programs that have already been set into motion, besides avoiding negative results such as those recorded in the second semester of the year in these regions. We are confident that all the above-mentioned set of measures we have adopted, as well as the Company's new strategic guidelines, are all we need to build an increasingly efficient, profitable, and reputable company.

We recognize that the results of 2018 leave much to be desired. They clearly do not reflect the expanding scope of opportunities we see to create value to our shareholders and to society. Still, the events of 2018 led us to plant the seeds of structural change in strategy and operations that have initiated the crucial and significant process of recovering and rebuilding our Company.

Lastly, we would like to thank our employees, our integrated partners, and our partners—all of whom worked hard to serve our clients and stakeholders in the best way possible given this remarkably challenging year. BRF enters this new development cycle confident that we can continue to help feed the world as well as generate consistent return for shareholders.

Pedro Parente
Global Chief Executive Officer

Lorival Nogueira Luz Jr.
Global Chief Operating Officer

RESULTS

Key Financial Indicators

Highlights	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Volume (Thousand Tons)	1,283	1,306	(1.8%)	4,974	4,919	1.1%
Net Revenues	**9,546**	**8,901**	**7.2%**	**34,529**	**33,469**	**3.2%**
Average Price (R$/kg)	7.44	6.82	9.2%	6.94	6.80	2.0%
Net (Loss) Income	**(2,125)**	**(784)**	**171.0%**	**(4,466)**	**(1,099)**	**306.4%**
Net Margin (%)	*-22.3%*	*-8.8%*	*(13.5) p.p.*	*-12.9%*	*-3.3%*	*(9.7) p.p.*
EBITDA Adjusted	**841**	**645**	**30.3%**	**2,616**	**2,857**	**-8.4%**
EBITDA Adjusted Margin (%)	*8.8%*	*7.2%*	*1.6 p.p.*	*7.6%*	*8.5%*	*(1.0) p.p.*
Cash Generation (Consumption)[1]	**1,925**	**758**	**153.9%**	**1,306**	**(1,713)**	**-176.3%**
Net Debt	(13,404)	(13,310)	*0.7%*	(13,404)	(13,310)	0.7%
Leverage (Net Debt/Adj.EBITDA LTM)	**5.12**	**4.46**	***14.8%***	**5.12**	**4.46**	***14.8%***

[2] Pro forma, including the sale of all assets in Argentina (R$564 million), Europe, and Thailand (R$1,138 million), of the plant located in Várzea Grande-MT (R$100 million), non-transferred portion to FIDC in 2018 (R$200 million), and the foreign exchange adjustment related to the projected R$/US$ level at the time of the announcement of the Operating and Financial Restructuring Plan on June 29, 2018 (R$203 million), as detailed on page 6.

Highlights of the Quarter and Subsequent Events

- Conclusion of the Monetization Plan of R$5 billion, in February/19, reaching 81% of the target disclosed in June 2018 and amounting to R$4.1 billion.

- Completion of the new organizational structure plan and fulfillment of upper-level leadership positions within the Executive Committee—the last one of which was the appointment of Mr. Ivan de Souza Monteiro to the position of Chief Financial and Investor Relations Officer, replacing Mr. Elcio Ito and adding experience to a high-performance leadership team committed to long-term results.

- Unified management of international operations with a single Vice-President of International Markets, Mr. Patricio Rohner.

- Refinancing with Santander, under the "Rural Product Note" and "Rural Credit Note" modalities, in the amount of up to R$700 million.

- Revision of the financial leverage guidance from 3.0x to approximately 3.65x by the end of 2019.

- Approval, at an Extraordinary Shareholders' Meeting on December 12, 2018, of the merger of SHB Comércio e Indústria de Alimentos S.A. ("SHB") into BRF S.A., with the purpose of simplifying the group's organizational and corporate structure related to the Halal business.

- Signature of a price undertaking between Brazilian chicken producers and the Chinese government, a major advance in the trading agenda of both countries.

UPDATE ON THE RESTRUCTURING PLAN

On February 7, 2019, the Company concluded its Monetization Plan of R$5 billion, which consisted of four major pillars, namely: (i) divestment of assets in Argentina, Europe, and Thailand; (ii) sale of non-strategic assets; (iii) reduction of inventories of frozen raw material and finished products; and (iv) securitization of receivables.

Around 81% of the R$5 billion initially announced has been achieved, totaling R$4.1 billion. The adverse conditions in the Argentinean market, uncertainties regarding the quota regime and protectionist measures in Europe, as well as the build-up of debates around Brexit, brought many new challenges in the negotiation and divestment process. Despite the unfavorable scenario, we believe the Plan was successful to the extent that it: (i) immediately monetizes assets, strengthening the Company's liquidity position and settling short-term financial commitments; (ii) establishes a downward trend in net leverage; (iii) allows the executive team, as well as the structure as a whole, to dedicate more time to the more promising key markets; (iv) avoids cash consumption and negative results in 2019 based on the second half of 2018 trajectory, and (v) reduces and mitigates potential risks and future contingency.

In light of this scenario, we revised our net leverage guidance from 3.0x to 3.65x by the end of 2019. Note that all our efforts focus on pursuing leverage between 1.5x and 2.0x in the long term, targeting an investment grade rating and seeking to accommodate any seasonal fluctuations in our business. As such, we began the second phase of the liability management program seeking to extend the debt profile and reduce its financial cost.

A brief description of the plan's results is shown below:

- **Divestments:** (i) sale of assets in Argentina for approximately R$564 million; (ii) sale of the plant in Várzea Grande-MT for the amount of R$100 million; and (iii) sale of assets in Europe and Thailand for the approximate amount of R$1,318 million, or R$1,138 million ex-minority shareholders. These amounts should be added to the Company's cash until the end of 2Q19. The standard financial statements (DFP) include the income statement, the statement of cash flow, the balance sheet, and other financial information related to these assets classified as discontinued operations. In addition, Company's net loss was impacted by R$2,533 million due to the impairment adjustments of these operations;
- **Working capital – inventories:** improvement of R$970 million during 2H18, mainly due to the strong reduction in the level of inventories of frozen raw materials and finished products during the period, amounting to 130,000 tons. As such, we began 2019 with a normalized inventory level, and it is no longer necessary for the Company to liquidate products, incur higher storage costs and face complex issues in operating management;
- **Sale of non-strategic assets:** monetization of approximately R$241 million, already included in the Company's cash in December 2018;
- **Securitization of receivables**: creation of the Receivables Investment Fund (FIDC) – BRF Clients, with the sole purpose of acquiring credit rights originating from trading operations between BRF and its clients in Brazil. The quotas, which were divided into three different classes, reached an aggregate volume of R$875 million. The trading rate for senior quotas, which accounted for 90% of the issue, was the CDI + 0.90% p.a. Of the total amount of R$875 million, R$675 million were accounted for in the Company's cash in December 2018, with R$200 million remaining to be transferred to FIDC in 2019.

OPERATING PERFORMANCE

We selected the Brazil Segment as the cornerstone of our strategy, leveraging the leadership of our brands and the branches of our distribution network. We also identified opportunities in the Halal Segment, increasing local production and fostering more business opportunities. With regard to the International Segment, we revised our operational strategy and chose the Asian market as the most appropriate to replicate the strong presence in final distribution, comparable to what happened in the Halal Segment.


Volume - 2018
46%
23%
21%
5%
5%
Brazil
Halal
International
Soutern Cone
Others

BRAZIL SEGMENT

The most valuable food brands in the country

Brazil Segment	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Volume (Thousand Tons)	**621**	**591**	**5.1%**	**2,273**	**2,122**	**7.1%**
Poultry (In Natura)	131	121	7.8%	532	454	17.3%
Pork and Others (In Natura)	30	29	4.8%	117	108	8.0%
Processed foods	460	440	4.4%	1,623	1,560	4.1%
Net Operating Revenues (R$, Million)	**4,735**	**4,244**	**11.6%**	**16,285**	**15,189**	**7.2%**
Average price (R$/Kg)	*7.63*	*7.19*	*6.1%*	*7.17*	*7.16*	*0.1%*
COGS	(3,746)	(3,164)	18.4%	(12,986)	(11,362)	14.3%
Gross Profit (R$, Million)	**989**	**1,080**	**(8.5%)**	**3,298**	**3,827**	**(13.8%)**
Gross Margin (%)	*20.9%*	*25.5%*	*(4.6) p.p.*	*20.3%*	*25.2%*	*(4.9) p.p.*
EBITDA Adjusted (R$, Million)	**556**	**431**	**29.0%**	**1,488**	**1,887**	**(21.2%)**
EBITDA Adjusted Margin (%)	*11.7%*	*10.2%*	*1.6 p.p.*	*9.1%*	*12.4%*	*(3.3) p.p.*

4Q18 vs. 4Q17

The fourth quarter in Brazil is always affected by the seasonality of festive products, which positively contribute to the quarter's results. In 2018, our net revenue from festive items grew 10.8% y-o-y, with increases in volume (+8.8% y-o-y) and average prices (+1.8% y-o-y). Note that the sales volume of festive products reached the highest level of the last four years. For the remainder of the portfolio, 4Q18 followed the growth trend of prices and volumes.

Therefore, in the annual comparison, total net revenue grew 11.6%, while average prices increased 6.1% due to the price increases implemented at the end of June in our portfolio of processed products combined with the recovery of *in natura* poultry and pork in the domestic market in the second half of the year. Volume sold amounted to 621,000 tons (+5.1% y-o-y), the highlight being the *in natura* bird category, which grew 7.8% in the period.

This positive performance was negatively impacted by the average unit cost, which went up 12.6% y-o-y due to higher price of grains, change in the production mix (in which *in natura* products accounted for a larger share), and greater difficulty in diluting fixed costs due to production idleness. The Company also recorded an additional impact of R$ 92 million related to the liquidation of raw material as a strategy to normalize inventory levels. As a result, gross margin was down by 4.6 p.p. y-o-y in 4Q18. However, the increased pressure on gross profit was partially offset by strict control of selling, general and administrative expenses in the period. Note that we recorded a gain of R$226 million in other operating results related to the right to deduct ICMS from the PIS/COFINS calculation basis (details in note 11.2 of the Standard Financial Statements). As such, Adjusted EBITDA in 4Q18 amounted to R$556

million, with margin of 11.7% and up by 1.6 p.p. on the year-ago period. Excluding the liquidation of raw material and the PIS/COFINS credit, Adjusted EBITDA for 4Q18 would amount to R$423 million, with a margin of 8.9%.

2018 vs. 2017

Net revenue grew 7.2% y-o-y, positively impacted by the higher volumes. However, average prices remained stable despite the price increases implemented over the second semester as a result of the accelerated growth in the volume of *in natura* products, which have lower prices compared to processed products. Gross margin contracted by 4.9 p.p. y-o-y, reflecting the higher pressure on grain prices (+30% y-o-y), higher idleness costs, changes in the production mix, and inventory liquidation. On the other hand, a more efficient management of selling, general, and administrative expenses partially offset the higher costs. Therefore, Adjusted EBITDA amounted to R$1,488 million and margin stood at 9.1%, down 3.3 p.p. y-o-y. If we exclude the liquidation of raw material and the credit of PIS/COFINS, as mentioned above and that impacted 4Q18 results, 4Q18 Adjusted EBITDA would total R$ 1,355 million, with a margin of 8.3%. It is evident, in this case, the pressure of grain costs, which went up by 30% in the period.

Market Share

At the end of 4Q18, the Company's consolidated market share reached 44.9%, down 0.4 p.p. y-o-y and up 0.4 p.p. q-o-q. The y-o-y decrease is linked to the price increases implemented at the end of the second quarter in all categories with the purpose of making the operation profitable, whereas smaller competitors did not follow the same strategy and managed to expand their respective market shares. In the full-year 2018 vs. 2017 comparison, BRF's market share advanced 0.5 p.p., reaching 44.7%. We have maintained our leadership in the market with our main brands.


Total BRF*
43.2%
44.3%
44.9%
45.3%
44.2%
45.3%
45.4%
44.2%
44.9%
44.7%
1Q17
2Q17
3Q17
4Q17
2017
1Q18
2Q18
3Q18
4Q18
2018

Source: Nielsen
* As from 4Q18, the Becel brand was removed from the Company's market share reading due to the extinction of the joint venture between Unilever Brasil and BRF.

Despite the contraction seen in the quarterly y-o-y comparison, the Filled and Frozen Meals product categories grew in the full year 2018 vs. 2017, by +1.5 p.p. and +0.3 p.p., respectively. Cold Cuts, on the other hand, decreased by -0.9 p.p. in the period but recovered in the short term, growing +1.0 p.p. q-o-q and returning to the same levels seen in 2017.

The Margarines category saw an increase of +0.6 p.p. in the full year comparison (2018 vs 2017). Despite the slight quarterly contraction of 0.3 p.p. y-o-y, there was an important increase of +0.5 p.p. q-o-q, reflecting the strategy of making the category profitable and promoting its distribution.


Frozen Meals
48.7%
47.0%
48.0%
49.8%
48.6%
49.4%
50.1%
47.4%
49.4%
48.9%
1Q17 2Q17 3Q17 4Q17 2017 1Q18 2Q18 3Q18 4Q18 2018


Cold Cuts
51.6%
51.3%
50.7%
50.4%
51.0%
50.4%
51.0%
48.9%
50.0%
50.1%
1Q17 2Q17 3Q17 4Q17 2017 1Q18 2Q18 3Q18 4Q18 2018


Margarines*
51.3%
53.0%
54.1%
54.5%
53.1%
53.6%
53.6%
53.7%
54.2%
53.7%
1Q17 2Q17 3Q17 4Q17 2017 1Q18 2Q18 3Q18 4Q18 2018


Filled
34.7%
38.0%
39.0%
39.6%
37.7%
37.9%
39.9%
39.8%
39.3%
39.2%
1Q17 2Q17 3Q17 4Q17 2017 1Q18 2Q18 3Q18 4Q18 2018

Source: Nielsen Bimonthly Retail – Margarines and Frozen Meals (Oct/Nov reading); Filled and Cold Cuts (Nov/Dec reading).

* As from 4Q18, the Becel brand was removed from the Company's market share reading due to the extinction of the joint venture between Unilever Brasil and BRF.

HALAL SEGMENT
Biggest exporter to GCC countries

Halal Segment	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Volume (Thousand Tons)	**292**	**297**	**(1.9%)**	**1,143**	**1,082**	**5.7%**
Poultry (In Natura)	251	259	(3.3%)	991	967	2.5%
Others (In Natura)	1	0	199.6%	3	2	21.4%
Processed foods	40	38	5.8%	149	113	32.4%
Net Operating Revenues (R$, Million)	**2,144**	**1,871**	**14.6%**	**8,293**	**6,694**	**23.9%**
Average price (R$/Kg)	*7.35*	*6.29*	*16.9%*	*7.25*	*6.19*	*17.2%*
COGS	(1,667)	(1,511)	10.3%	(6,528)	(5,422)	20.4%
Gross Profit (R$, Million)	**476**	**360**	**32.3%**	**1,765**	**1,272**	**38.7%**
Gross Margin (%)	*22.2%*	*19.2%*	*3.0 p.p.*	*21.3%*	*19.0%*	*2.3 p.p.*
EBITDA Adjusted (R$, Million)	**205**	**134**	**52.5%**	**840**	**368**	**128.1%**
EBITDA Adjusted Margin (%)	*9.6%*	*7.2%*	*2.4 p.p.*	*10.1%*	*5.5%*	*4.6 p.p.*
Volume CFR* (Thousand Tons)	**114**	**116**	**(1.8%)**	**434**	**458**	**(5.3%)**
% in total volume	*39.0%*	*39.0%*	*0.1 p.p.*	*37.9%*	*42.3%*	*(4.4) p.p.*

*CFR (Cost and Freight)

4Q18 vs. 4Q17

Net revenue in the Halal Segment amounted to R$2.1 billion in 4Q18 (+14.6% y-o-y), driven by the price increase in the Gulf region, especially Saudi Arabia, resulting from the improved balance of supply and demand in the region and the prohibition regarding the shipment of non-stunned chicken.

In addition to the improved price realization in the GCC, volume allocations in more profitable channels, the reduction in expenses and a mix of higher value added were important to offset the increase in grain prices and the seasonality of the last quarter of the year in Turkey. As a result, Adjusted EBITDA in the Halal Segment stood at R$205 million in 4Q18, with Adjusted EBITDA margin of 9.6% (+2.4 p.p. y-o-y).

Market share increased by 1.6 p.p. y-o-y in the quarter in GCC countries. Consequently, total market share reached 41.5% in 4Q18, maintaining a comprehensive leadership in the market. The market share in all categories, according to the last Nielsen reading, is as follows:

(i) griller with 44.7% (+2.8 p.p. y-o-y);
(ii) chicken cuts with 59.7% (-0.1 p.p. y-o-y);
(iii) processed foods with 21.6% (+1.5 p.p. y-o-y).

2018 vs. 2017

The trend of better price was also seen in the annual comparison, the highlight being the GCC region, given the improved balance between supply and demand and the consolidation of Banvit in June 2017. As a result, net revenue grew 23.9% y-o-y. Even excluding the positive impacts of the acquisition, net revenue would have grown 14.9% y-o-y. The highlight was the expansion in Adjusted EBITDA margin to 10.1% in 2018 (+4.6 p.p. y-o-y), resulting from initiatives to improve profitability, such as volume allocations in more profitable channels, reducing expenses, having a mix of higher value added, and the successful integration of Banvit.

INTERNATIONAL SEGMENT

International Segment	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Volume (Thousand Tons)	**247**	**292**	**(15.1%)**	**1,045**	**1,244**	**(16.0%)**
Poultry (In Natura)	166	157	5.9%	691	665	3.9%
Pork and Others (In Natura)	26	35	(25.8%)	117	167	(29.9%)
Processed foods	46	67	(30.4%)	195	290	(32.6%)
Others Sales	9	33	(73.7%)	41	122	(66.1%)
Net Operating Revenues (R$, Million)	**1,731**	**1,965**	**(11.9%)**	**6,959**	**8,497**	**(18.1%)**
Average price (R$/Kg)	*6.99*	*6.74*	*3.8%*	*6.66*	*6.83*	*(2.5%)*
COGS	(1,557)	(1,649)	(5.6%)	(6,433)	(7,262)	(11.4%)
Gross Profit (R$, Million)	**174**	**316**	**(45.0%)**	**526**	**1,235**	**(57.4%)**
Gross Margin (%)	*10.0%*	*16.1%*	*(6.0) p.p.*	*7.6%*	*14.5%*	*(7.0) p.p.*
EBITDA Adjusted (R$, Million)	**6**	**166**	**n.m.**	**209**	**823**	**(74.6%)**
EBITDA Adjusted Margin (%)	*0.3%*	*8.5%*	*(8.1) p.p.*	*3.0%*	*9.7%*	*(6.7) p.p.*

4Q18 vs. 4Q17

In 4Q18, net revenue amounted to R$1.7 billion, down 11.9% y-o-y due to the lower volumes shipped in the quarter (-15.1% y-o-y), partially offset by higher prices (+3.8% y-o-y). These effects are explained by: (i) volume restrictions in Europe and Russia due to the removal announced in May of all BRF plants in Brazil from the list of companies allowed to export to the European Union and continued closing of the Russian market to the Company's pork exports; (ii) excess supply persisting in the Japanese market; (iii) temporary anti-dumping measures imposed by China; and (iv) saturation of the Hong Kong market. In addition, the increase in grain prices and the worse channel and product mix consumed all restructuring savings. The positive highlight was the higher volumes of pork cuts sold to China due to the market accommodation resulting from African Swine Flu outbreaks. As such, Adjusted EBITDA reached R$6 million in 4Q18, with margin of 0.3%.

2018 vs. 2017

In the annual comparison, net revenue was down by 18.1% y-o-y, also due to the aforementioned factors, mainly impacted by volume restrictions in Europe and Russia and temporary antidumping measures imposed by China. In addition, our costs increased 11.4% y-o-y, given the significantly higher grain prices and operating losses resulting from the restrictions. As such, Adjusted EBITDA totaled R$209 million, with Adjusted EBITDA margin of 3.0% in 2018.

SOUTHERN CONE

Southern Cone	4Q18	4Q18 Ex-hiperinflation	4Q17	Var y/y	2018	2018 Ex-hiperinflation	2017	Var y/y
Volume (Thousand Tons)	**59**	**59**	**63**	**(6.7%)**	**243**	**243**	**231**	**5.3%**
Poultry (In Natura)	8	8	8	0.9%	41	41	30	38.1%
Pork and Others (In Natura)	14	14	13	14.2%	53	53	45	18.2%
Processed foods	36	36	41	(12.7%)	148	148	155	(4.2%)
Net Operating Revenues (R$, Million)	**724**	**520**	**623**	**(16.6%)**	**2,148**	**2,261**	**2,272**	**(0.5%)**
Average price (R$/Kg)	*12.36*	*8.86*	*9.92*	*(10.7%)*	*8.83*	*9.30*	*9.84*	*(5.5%)*
COGS	(711)	(475)	(620)	(23.3%)	(2,051)	(2,043)	(2,073)	(1.5%)
Gross Profit (R$, Million)	**14**	**44**	**3**	**1212.9%**	**97**	**218**	**198**	**10.1%**
Gross Margin (%)	*1.9%*	*8.5%*	*0.5%*	*8.0 p.p.*	*4.5%*	*9.7%*	*8.7%*	*0.9 p.p.*
EBITDA Adjusted (R$, Million)	**(4)**	**(4)**	**(102)**	**(96.5%)**	**13**	**13**	**(91)**	**(113.9%)**
EBITDA Adjusted Margin (%)	*(0.5%)*	*(0.7%)*	*(16.3%)*	*15.6 p.p.*	*0.6%*	*0.6%*	*(4.0%)*	*4.6 p.p.*

In 2018, the Company adopted IAS 29 – Hyperinflationary Economies. A hyperinflationary economy exists when a country reports inflation of 100% over a three-year period, among other qualitative criteria. As of July 1, 2018, Argentina started to be considered a hyperinflationary economy. In this sense, the balance sheet and income statements of Argentine subsidiaries were monetarily restated to reflect the current value. As the hyperinflationary economy was only identified for the Argentine subsidiaries, and not for its parent company, the Company did not restate previous balances.

4Q18 vs. 4Q17

For the purposes of annual comparison, since the impacts of hyperinflation were not accounted for in 4Q17, the comments refer to ex hyperinflation results. Therefore, net revenue decreased by 16.6% in 4Q18, impacted by lower volumes sold and a lower average price in BRL due to foreign exchange variation. On the other hand, the lower cost of raw materials, combined with more efficient expense management, positively contributed to improving profitability. Thus, the region's Adjusted EBITDA amounted to -R$4 million in 4Q18, with margin of -0.7% (+15.6 p.p. y-o-y).

2018 vs. 2017

In 2018, net revenue decreased by 0.5% y-o-y, since the higher volumes were offset by a lower average price in BRL due to the exchange rate variation. On the other hand, the product mix with higher value added combined with more efficient expense management positively contributed to improving profitability. Thus, the region's Adjusted EBITDA amounted to R$13 million in 2018, with margin of 0.6% (+4.6 p.p. y-o-y).

OTHER SEGMENTS

Other Segments + Ingredients	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Volume (Thousand Tons)	**64**	**63**	**1.4%**	**270**	**240**	**12.4%**
Poultry (In Natura)	2	6	(68.7%)	5	11	(56.2%)
Pork and Others (In Natura)	1	0	n.m.	3	0	n.m.
Processed foods	1	0	n.m.	8	1	419.9%
Others Sales	60	57	4.6%	254	227	12.1%
Net Operating Revenues (R$, Million)	**213**	**198**	**7.7%**	**854**	**818**	**4.4%**
COGS	(149)	(137)	8.4%	(687)	(680)	1.0%
Gross Profit (R$, Million)	**64**	**60**	**6.2%**	**167**	**138**	**21.0%**
Gross Margin (%)	*30.1%*	*30.5%*	*(0.4) p.p.*	*19.6%*	*16.9%*	*2.7 p.p.*
EBITDA Adjusted (R$, Million)	**38**	**22**	**75.3%**	**97**	**76**	**27.9%**
EBITDA Adjusted Margin (%)	*17.9%*	*11.0%*	*6.9 p.p.*	*11.4%*	*9.3%*	*2.1 p.p.*

Net revenue in "Other Segments" totaled R$213 million (+7.7% y/y) in 4Q18 and R$854 million in 2018, positively impacted by better operating performance in BRF Ingredients. Adjusted EBITDA stood at R$38 million in 4Q18 and R$97 million in 2018, with margin of 17.9% and 11.4%, respectively.

Corporate

Corporate - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Net Operating Revenues	0	0	n.m.	(11)	0	n.m.
Gross Profit	(83)	(202)	(59.0%)	(668)	(287)	132.6%
EBITDA Adjusted	40	(6)	(713.0%)	(31)	(206)	(84.7%)

Adjusted EBITDA amounted to R$40 million in 4Q18 and -R$31 million in 2018, an increase of R$46 million and R$175 million from the respective periods in the previous year. Positive variations mainly derive from (i) reversals of tax and civil contingencies; and (ii) proceeds from the sale of properties in accordance with the Monetization Plan.

FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Net Operating Revenues	**9,546**	**8,901**	**7.2%**	**34,529**	**33,469**	**3.2%**
Cost of Sales	(7,912)	(7,246)	9.2%	(29,343)	(27,049)	8.5%
% of the NOR	*(82.9%)*	*(81.4%)*	*(1.5) p.p.*	*(85.0%)*	*(80.8%)*	*(4.2) p.p.*
Gross Profit	**1,634**	**1,655**	**(1.3%)**	**5,186**	**6,421**	**(19.2%)**
% of the NOR	*17.1%*	*18.6%*	*(1.5) p.p.*	*15.0%*	*19.2%*	*(4.2) p.p.*
Operating Expenses	**(1,584)**	**(1,508)**	**5.0%**	**(5,627)**	**(5,318)**	**5.8%**
% of the NOR	*(16.6%)*	*(16.9%)*	*0.4 p.p.*	*(16.3%)*	*(15.9%)*	*(0.4) p.p.*
Selling Expenses	**(1,374)**	**(1,359)**	**1.1%**	**(4,956)**	**(4,744)**	**4.5%**
% of the NOR	*(14.4%)*	*(15.3%)*	*0.9 p.p.*	*(14.4%)*	*(14.2%)*	*(0.2) p.p.*
Fixed	(893)	(924)	(3.4%)	(3,148)	(3,105)	1.4%
Variable	(482)	(435)	10.6%	(1,771)	(1,607)	10.2%
General and Administrative Expenses	**(210)**	**(149)**	**40.7%**	**(671)**	**(575)**	**16.7%**
% of the NOR	*(2.2%)*	*(1.7%)*	*(0.5) p.p.*	*(1.9%)*	*(1.7%)*	*(0.2) p.p.*
Honorary of our Administrators	(9)	(11)	(13.5%)	(29)	(31)	(7.4%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(200)	(138)	44.9%	(642)	(544)	18.1%
% of the NOR	*(2.1%)*	*(1.6%)*	*(0.5) p.p.*	*(1.9%)*	*(1.6%)*	*(0.2) p.p.*
Operating Income	**50**	**147**	**(65.8%)**	**(441)**	**1,103**	**(140.0%)**
% of the NOR	***0.5%***	***1.7%***	***(1.1) p.p.***	***(1.3%)***	***3.3%***	***(4.6) p.p.***
Other Operating Results	**(2,362)**	**(153)**	**1445.0%**	**(2,491)**	**(389)**	**540.3%**
Equity Income	**3**	**6**	**(39.2%)**	**18**	**22**	**(20.9%)**
EBIT	**(2,308)**	**0**	**n.m.**	**(2,914)**	**736**	**(495.9%)**
% of the NOR	*(24.2%)*	*0.0%*	*(24.2) p.p.*	*(8.4%)*	*2.2%*	*(10.6) p.p.*
Net Financial Income	**(160)**	**(623)**	**(74.3%)**	**(1,758)**	**(2,082)**	**(15.6%)**
Income before Taxes	**(2,468)**	**(623)**	**296.0%**	**(4,672)**	**(1,346)**	**247.2%**
% of the NOR	*(25.9%)*	*(7.0%)*	*(18.9) p.p.*	*(13.5%)*	*(4.0%)*	*(9.5) p.p.*
Income Tax and Social Contribution	343	(161)	n.m.	206	247	(16.6%)
% of Income before Taxes	*(13.9%)*	*25.9%*	*(39.8) p.p.*	*(4.4%)*	*(18.3%)*	*13.9 p.p.*
Consolidated Net Income	**(2,125)**	**(784)**	**171.0%**	**(4,466)**	**(1,099)**	**306.4%**
% of the NOR	***(22.3%)***	***(8.8%)***	***(13.5) p.p.***	***(12.9%)***	***(3.3%)***	***(9.7) p.p.***
Participação de acionistas minoritários	(29)	22	(229.6%)	(18)	27	(168.1%)
EBITDA	**(1,802)**	**499**	**(460.8%)**	**(911)**	**2,654**	**(134.3%)**
% of the NOR	*(18.9%)*	*5.6%*	*(24.5) p.p.*	*(2.6%)*	*7.9%*	*(10.6) p.p.*
EBITDA Adjusted	**841**	**645**	**30.3%**	**2,616**	**2,857**	**(8.4%)**
% of the NOR	*8.8%*	*7.2%*	*1.6 p.p.*	*7.6%*	*8.5%*	*(1.0) p.p.*

Net Operating Revenue (NOR)

Volumes - Thousand Tons	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Poultry (In Natura)	558	552	1.1%	2,261	2,127	6.3%
Pork and Others (In Natura)	73	77	(5.5%)	293	323	(9.3%)
Processed foods	583	586	(0.4%)	2,123	2,118	0.2%
Others Sales	68	91	(24.6%)	297	351	(15.3%)
Total	**1,283**	**1,306**	**(1.8%)**	**4,974**	**4,919**	**1.1%**
NOR (R$ Million)	**9,546**	**8,901**	**7.2%**	**34,529**	**33,469**	**3.2%**
Average Price (NOR)	7.44	6.82	9.2%	6.94	6.80	2.0%

In 4Q18, Company's consolidated NOR amounted to R$9.5 billion in 3Q18, up 7.2% y-o-y. The increase was due to (i) better sales performance in the Brazil Segment, with growth in volume (+5.1% y-o-y) and average prices (+9.2% y-o-y); and (ii) strong performance in the Halal Segment due to the ongoing recovery of prices in the GCC region. On the other hand, the International Segment continued to face a very challenging scenario in the quarter due to (i) anti-dumping fees temporarily applied by China; (ii) persistently high inventory levels in Japan, pressuring prices; and (iii) continued closure of the Russian and European markets to the Company.

In 2018, consolidated net revenue stood at R$34.5 billion, up 3.2% in the annual comparison. This increase reflects the higher volumes sold in the Brazil (+7.1% y-o-y) and Halal Segments (+5.7%), as well as the average price increase in both markets.

Cost of Sales (COGS)

COGS - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Cost of Goods Sold	**(7,912)**	**(7,246)**	**9.2%**	**(29,343)**	**(27,049)**	**8.5%**
R$/Kg	*6.17*	*5.55*	*11.2%*	*5.90*	*5.50*	*7.3%*

In 4Q18, COGS increased by 9.2% y-o-y due to the higher prices of corn and soy meal in the period, up 20.3% and 25.1%, respectively. Furthermore, other non-recurring factors also had a negative impact on COGS, including: (i) R$63 million related to the Trapaça/Carne Fraca Operations; and (ii) R$22 million originating from the Operating and Financial Restructuring Plan.

In 2018, COGS grew 8.5% due to the increase in grain prices, higher production idleness, and change in the production mix, with expansion in the share of *in natura* products. In addition, other non-recurring factors also negatively influenced COGS including: (i) R$403 million related to the Trapaça/Carne Fraca Operations; (ii) R$196 million from the Operating and Financial Restructuring Plan; and (iii) R$73 million resulting from the truck drivers' strike.

Gross Profit

Gross Profit - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Gross Profit	**1,634**	**1,655**	**(1.3%)**	**5,186**	**6,421**	**(19.2%)**
Gross Margin (%)	*17.1%*	*18.6%*	*(1.5) p.p.*	*15.0%*	*19.2%*	*(4.2) p.p.*

Gross margin stood at 17.1% in 4Q18, down 1.5 p.p. y-o-y, given the higher volume of *in natura* products in Brazil and increases in the cost of grains, as mentioned above. In the FY2018, gross margin reached 15.0%, down 4.2 p.p. y-o-y. The result reflects the operating obstacles that impacted our business chain, such as the higher grain prices, antidumping measures imposed by China, adjustments to the production process to meet the new requirements of Saudi Arabia, among others. We also had a negative impact of R$208 million related to the effects of hedge accounting of export debt (established upon its contracting), as disclosed by the Company in the last quarters.

Operating Expenses

Operating Expenses - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Selling Expenses	(1,374)	(1,359)	1.1%	(4,956)	(4,744)	4.5%
% of the NOR	*(14.4%)*	*(15.3%)*	*0.9 p.p.*	*(14.4%)*	*(14.2%)*	*(0.2) p.p.*
General and Administrative Expenses	(210)	(149)	40.7%	(671)	(575)	16.7%
% of the NOR	*(2.2%)*	*(1.7%)*	*(0.5) p.p.*	*(1.9%)*	*(1.7%)*	*(0.2) p.p.*
Operating Expenses	**(1,584)**	**(1,508)**	**5.0%**	**(5,627)**	**(5,318)**	**5.8%**
% of the NOR	*(16.6%)*	*(16.9%)*	*0.4 p.p.*	*(16.3%)*	*(15.9%)*	*(0.4) p.p.*

Selling expenses increased by 1.1% y-o-y in 4Q18 and 4.5% in 2018. This increase is the result of higher logistics expenses, mainly originating from the expansion of the logistics network to serve a higher average number of points of sale. General and administrative expenses increased by R$61 million in 4Q18 and R$96 million in 2018 in the annual comparison as a result of the inflation pass-through in the period in Brazil and the exchange rate variation in operations abroad.


SG&A LTM - % NOR
16.5%
16.3%
16.1%
15.9%
15.7%
15.5%
16.1%
16.0%
16.3%
16.5%
16.4%
16.4%
16.4%
16.4%
16.2%
16.1%
15.8%
15.9%
15.8%
16.2%
16.4%
16.3%
Average: 16.2%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
% NOR
Average

Other Operating Results

Other Operating Results - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Other Operating Results	**(2,362)**	**(153)**	**n.m.**	**(2,491)**	**(389)**	**540.3%**
% of the NOR	*(24.7%)*	*(1.7%)*	*(23.0) p.p.*	*(7.2%)*	*(1.2%)*	*(6.1) p.p.*

In 4Q18, "Other Operating Results" totaled a net expense of R$2,362 million, mainly due to the write-off of property, plants and equipment, and the impairment adjustment of discontinued operations and Várzea Grande, in the amount of R$2,533 million. Compared to the year-ago period, the increase was R$2,102 million, mainly due to the aforementioned events.

Financial Result

Financial Results R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Financial Income	19	425	(95.4%)	1,740	1,641	6.0%
Financial Expenses	(180)	(1,049)	(82.9%)	(3,497)	(3,723)	(6.0%)
Net Financial Result	**(160)**	**(623)**	**(74.3%)**	**(1,758)**	**(2,082)**	**(15.6%)**

Net financial result was an expense of R$160 million in 4Q18. The main components were grouped into the following categories:

(i) **Net interest expense, related to debt and cash** of R$283 million in 4Q18, a decrease of R$45 million from the same period last year. This difference is mainly due to the decrease in average CDI between the analyzed periods, which offset the increase in average net indebtedness.

(ii) **Adjustment to present value (AVP)** totaled an expense of R$ 70 million in 4Q18 and R$233 million in 2018. AVP segregates the portion of financial income (expenses) of the business structure of customers/suppliers. This amount is offset in the operating revenue.

(iii) **Revenues/Expenses with interest and/or monetary restatement on rights, obligations, and taxes, among others,** amounted to revenue of R$280 million in 4Q18 and an expense of R$13 million in the year. This gain is mainly due to a lawsuit of its merged company Perdigão Agroindustrial, which obtained a favorable final and unappealable decision recognizing its right to remove the ICMS tax from the PIS/Cofins tax calculation basis for the period between 1992 and 2009, recording a monetary restatement of interest in the amount of R$331 million, as detailed in Note 11.2 of the Financial Statements for 2018.

(iv) **Exchange rate variation and others** totaled an expense of R$257 million in 4Q18, reflecting the impact of the exchange rate on the Company's balance sheets denominated in foreign currency. The quarter's result mainly comprises (i) the exchange variation on assets and liabilities denominated in foreign currency of negative R$115 million; and (ii) the exchange variation of negative R$92 million, related to the disqualification of impairment test of debt designated as hedge accounting in 2011, which matured this quarter. In the year, the result was a negative R$918 million, impacted by the aforementioned factors as well as the mark-to-market of a Total Return Swap derivative instrument, which was negative at R$214 million in the year.

(v) **Recognition as provided in IAS 29 - "Hyperinflationary Economies,"** detailed in item 3.29 of the Notes, had a positive impact on Financial Result of R$170 million in 4Q18 and R$582 in the year.

Net Income (Loss)

Net Income / (Loss) - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Consolidated Net / (Loss) Income	**(2,125)**	**(784)**	**171.0%**	**(4,466)**	**(1,099)**	**306.4%**
Net Margin (%)	*(22.3%)*	*(8.8%)*	*(13.5) p.p.*	*(12.9%)*	*(3.3%)*	*(9.7) p.p.*
Earnings per share¹	*(2.62)*	*(0.97)*	*171.0%*	*(5.50)*	*(1.35)*	*306.4%*

[1] Consolidated Earnings per Share (in R$), excluding treasury shares

The Company posted a net loss of R$2,125 million in 4Q18, with negative net margin of 22.3%. The main factors impacting results were: (i) the impairment adjustment of discontinued operations and Várzea Grande in the amount of R$2,533 million; and (ii) non-recurring expenses of R$110 million in 4Q18 related to the Trapaça/Carne Fraca Operations, corporate restructuring, among others.

In the year, the Company's net loss was R$4,466 million in 4Q18, with negative net margin of 12.8%. These results reflect: (i) the impairment adjustment of discontinued operations and Várzea Grande; and (ii) expenses of R$994 million in 4Q18 related to the Trapaça/Carne Fraca Operations, corporate restructuring, among others in 2018, as previously explained.

Adjusted EBITDA

EBITDA - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Consolidated Net Income	**(2,125)**	**(784)**	**n.m.**	**(4,466)**	**(1,099)**	**n.m.**
Income Tax and Social Contribution	(343)	161	(312.9%)	(206)	(247)	(16.6%)
Net Financial	186	623	(70.2%)	1,815	2,082	(12.8%)
Depreciation and Amortization	481	499	(3.7%)	1,946	1,918	1.5%
EBITDA	(1,802)	499	(460.8%)	(911)	2,654	(134.3%)
EBITDA Margin (%)	*(18.9%)*	*5.6%*	*(24.5) p.p.*	*(2.6%)*	*7.9%*	*(10.6) p.p.*
Impacts of Carne Fraca/Trapaça operations	90	206	(56.1%)	493	363	35.6%
Debt designed as Hedge Accounting	0	6	n.m.	208	55	274.7%
Corporate Restructuring	22	0	n.m.	214	0	n.m.
Impacts of Trucker Strike	(0)	0	n.m.	85	0	n.m.
Tax recoveries	(8)	(37)	(79.0%)	(52)	(218)	(76.1%)
Non controlling shareholders	29	(22)	n.m.	18	(27)	n.m.
Items with no cash effect	(94)	(7)	n.m.	(107)	(7)	n.m.
Costs on business diposed (Impairment)	2,564	0	n.m.	2,595	37	n.m.
Others	38	0	n.m.	73	0	n.m.
EBITDA Adjusted	**841**	**645**	**30.3%**	**2,616**	**2,857**	**(8.4%)**
EBITDA Adjusted Margin (%)	***8.8%***	***7.2%***	***1.6 p.p.***	***7.6%***	***8.5%***	***(1.0) p.p.***

Adjusted EBITDA in 4Q18 amounted to R$841 million, up 30.3% in the annual comparison. Adjusted margin stood at 8.8%, an increase of 1.6 p.p. y-o-y. This result reflects the higher profitability in the Brazil and Halal Segments, indicating a better commercial execution in both markets, with a focus on making the operation profitable through price adjustments, lower expenses, and improved product and channel mix.

Adjusted EBITDA in 2018 amounted to R$2.6 billion, down 8.4% y-o-y, with a consolidated margin of 7.6%, mainly due to the increase in average grain prices in the year, higher production idleness, change in the production mix, among others. In addition, Adjusted EBITDA includes R$154 million related to discontinued operations (Argentina, Europe, and Thailand), the results of which became expenses in the second half of 2018, mainly because Brazilian BRF plants lost their licenses to trade in the European market.

WORKING CAPITAL MANAGEMENT AND FINANCIAL CYCLE

The Company is focused on the management of its working capital, as well as cash discipline.

The Company's 2018 financial cycle ended in 26.4 days in 4Q18, down 5.4 days compared to 4Q17. The 2018 average stood at 35.7 days, 5.3 days less than the 40.9 days in 2017. The improved working capital cycle, both in the annual average and quarterly comparisons, was mainly due to (i) the reduction of inventories of frozen raw materials and finished products in accordance with the Company's Operating and Financial Restructuring Plan disclosed on June 29, 2018; and (ii) the lower client turnover that resulted from better management of sale deadlines and the structuring of a Receivables Investment Fund – BRF Clients in December 2018.

Financial Cycle (end of period) – Clients + Inventories – Suppliers


Working Capital / NOR
Financial Cycle*
37.7
37.1
32.8
22.4
32.9
38.2
42.4
31.8
35.7
32.6
35.9
26.4
10,8%
10,8%
8,9%
6,8%
9,2%
11,2%
12,2%
9,6%
10,3%
9,4%
10,0%
7,6%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
(*) end of period

MANAGERIAL CASH FLOW

Operating cash flow in 4Q18 amounted to R$1,067 million, in line with the same period last year. Operating cash flow in 2018 stood at R$1,533 million, down R$331 million from the previous year. Therefore, operating cash generation after CAPEX stood at R$661 million this quarter and at a negative R$99 million in 2018.

M&A and Sale of Assets totaled R$213 million in 4Q18, mainly explained by the sale of non-strategic assets in the Restructuring Plan. In 2018, the same item amounted to R$259 million, R$988 million higher than in the previous year, when there was a disbursement for the acquisition of Banvit, in accordance with the Material Fact published on January 9, 2017.

Million BRL	4Q17	2017	4Q18	2018	4Q18 Pro forma[1]	2018 Pro forma[1]
EBITDA Adjusted	**645**	**2,857**	**841**	**2,616**	**841**	**2,616**
Impacts of Carne Fraca/Trapaça operations	(206)	(363)	(90)	(493)	(90)	(493)
Debt designed as Hedge Accounting	(6)	(55)	0	(208)	0	(208)
Corporate Restructuring	-	-	(22)	(214)	(22)	(214)
Impacts of Trucker Strike	-	-	0	(85)	0	(85)
Tax recoveries	37	218	8	52	8	52
Non controlling shareholders	22	27	(29)	(18)	(29)	(18)
Itens with no cash effect	7	7	94	107	94	107
Costs on business diposed	-	(37)	(2,564)	(2,595)	(2,564)	(2,595)
Hyperinflation	-	-	(38)	(73)	(38)	(73)
EBITDA	**499**	**2,654**	**(1,802)**	**(911)**	**(1,802)**	**(911)**
Working Capital	**744**	**(772)**	**763**	**341**	**963**	**541**
Δ Accounts Receivable	185	(533)	348	931	548	1,131
Δ Inventories	171	216	676	147	676	147
Δ Suppliers	387	(455)	(261)	(738)	(261)	(738)
Others	**(216)**	**(18)**	**2,106**	**2,104**	**2,106**	**2,104**
Δ Taxes	204	(165)	(279)	(627)	(279)	(627)
Δ Provisions	65	68	(92)	(208)	(92)	(208)
Δ Salaries/Benefits	(92)	164	(156)	33	(156)	33
Δ Others	(394)	(86)	2,633	2,905	2,633	2,905
Cash Flow from Operating Activities	**1,027**	**1,864**	**1,067**	**1,533**	**1,267**	**1,733**
CAPEX	(310)	(1,617)	(406)	(1,632)	(406)	(1,632)
M&A and Sale of Assets	35	(729)	213	259	2,015	2,062
Cash Flow from Investments	**(275)**	**(2,346)**	**(193)**	**(1,373)**	**1,609**	**429**
Cash Flow from Operations with Capex	**717**	**247**	**661**	**(99)**	**861**	**101**
Cash - Financial Results	235	(827)	(638)	(17)	(638)	(17)
Interest Income	68	361	41	257	41	257
Interest Expenses	(393)	(1,369)	(299)	(1,140)	(299)	(1,140)
FX Variation on Cash and Cash Equivalents	97	93	(25)	75	(57)	43
Treasury Shares Disposals	-	510	-	-	-	-
Cash Flow from Financing Activities	**7**	**(1,231)**	**(920)**	**(824)**	**(952)**	**(856)**
Free Cash Flow	**758**	**(1,713)**	**(46)**	**(664)**	**1,925**	**1,306**
Dividends	-	-	-	-	-	-
New Debt Amortizantions	(3,300)	697	624	176	624	176
Cash Variations	**(2,542)**	**(1,016)**	**578**	**(488)**	**2,549**	**1,483**

Million BRL	4Q17	2017	4Q18	9M18	4Q18 Pro forma[1]	2018 Pro forma[1]
Cash and Cash Equivalents - Initial	**9,976**	**8,351**	**6,368**	**7,434**	**6,368**	**7,434**
Cash Variation	(2,542)	(1,016)	578	(488)	2,549	1,483
Banvit	-	99	-	-	-	-
Cash and Cash Equivalents - Final	**7,434**	**7,434**	**6,946**	**6,946**	**8,917**	**8,917**
			-	-		
Total Debt - Initial	**23,398**	**19,492**	**22,691**	**20,744**	**22,691**	**20,744**
New Debt/Amortization	(3,300)	697	624	177	624	177
FX Variation on Total Debt	560	341	(408)	1,443	(643)	1,208
Debt Interest and Derivatives	85	(176)	(351)	192	(351)	192
Banvit Gross Debt	-	389	-	-	-	-
Total Debt - Final	**20,744**	**20,744**	**22,556**	**22,556**	**22,321**	**22,321**
Net Debt	**13,310**	**13,310**	**15,610**	**15,610**	**13,404**	**13,404**

[1] Including the sale of all assets in Argentina (R$564 million), Europe, and Thailand (R$1,138 million), of the plant located in Várzea Grande-MT (R$100 million), non-transferred portion to FIDC in 2018 (R$200 million), and the foreign exchange adjustment related to the projected R$/US$ level at the time of the announcement of the Operating and Financial Restructuring Plan (R$203 million).

INDEBTEDNESS

R$ Million	In 12.31.2018			In 31.12.2017	
Debt	**Current**	**Non-current**	**Total**	**Total**	**Δ %**
Local Currency	(3,077)	(7,550)	(10,627)	(9,343)	13.7%
Foreign Currency	(1,794)	(10,135)	(11,929)	(11,401)	4.6%
Gross Debt	**(4,871)**	**(17,685)**	**(22,556)**	**(20,744)**	**8.7%**
Cash Investments					
Local Currency	4,601	740	5,341	4,941	8.1%
Foreign Currency	1,470	135	1,605	2,493	(35.6%)
Total Cash Investments	6,071	875	6,946	7,434	(6.6%)
Net Debt	**1,201**	**(16,811)**	**(15,610)**	**(13,310)**	**17.3%**

*Indebtedness and investments include discontinued operations, in the amount of R$156 million and R$235 million, respectively.

Total gross indebtedness in the amount of R$22,556 million includes total financial indebtedness plus other financial liabilities in the amount of R$235 million, according to Note 22 of the Financial Statements as of and for the period ended December 31, 2018.

In 4Q18, the Company's net debt amounted to R$15,610 million, R$2,300 million higher than the R$13,310 million reported in 4Q17. The following factors contributed to this increase: (i) R$1,443 million increase in gross debt due to the U.S. dollar appreciation by 17.2% against the Brazilian real in the year, and (ii) free cash flow consumption of R$664 million in the year 2018.

Pro Forma Indebtedness:

Still in 2018, considering the amounts from: (i) the sale of operations in Argentina (R$564 million), Europe and Thailand (R$1,138 million, ex-minority shareholders), and the plant located in Várzea Grande-MT (R$100 million), (ii) the receivables not granted to the FIDC in December 2018 (R$200 million), and (iii) the impact caused by the difference in the consolidation currency (BRL) amount in December 2018 compared to the projected amount at the time of the announcement of the Operating and Financial Restructuring Plan on June 29, 2018 (R$203 million), pro forma net debt in 2018 totals R$13,404 million. As such, net leverage measured by the pro forma net debt to 12-month Adjusted EBITDA ratio ended 4Q18 at 5.12x, an increase of 0.66x from 4Q17.

Debt profile


Average term: 3.0 years
6,946
4,644
3,428
2,961
3,082
8,205
Cash and equivalents
2019
2020
2021
2022
2023+

Prefunding 2019

For 2019, the Company's financial liabilities, namely principal and interest amortization, amount to R$4,256 million and R$388 million, respectively. Taking into consideration (i) the transfer of the portion of FIDC proceeds not recorded in 2018; (ii) cash inflows from the sale of assets in Argentina, Várzea Grande-MT, Europe and Thailand, having already deducted the minority portion; (iii) the refinancing from Banco Santander announced in February 2018; and (iv) the refinancing of Mandatory Rural Credit Funds scheduled for 2019, these financial obligations have already been settled, as shown in the chart below.


6.946
200
564
100
1.318
-179
-4.256
-388
700
400
5.405
Cash in 4Q18
FIDC**
Argentina
Vz. Gde.
EU+Thai
Minorit. EU
Amort. '19
Interest '19
Santander
Refinanc. ***
Cash in 4Q19

*The Company's forecast does not include impact of FCF in 2019; ** Volume not assigned to the Investment Fund; *** Refinancing of Rural Credit facilities, of which R$100MM already executed

Finally, the Company reaffirms that it does not have financial covenants related to financial leverage.

INVESTMENTS (CAPEX)

Investments made in the quarter amounted to R$406 million, up 31.0% from 4Q17, of which R$134 million were allocated to growth, efficiency, and support; R$214 million to biological assets; and R$57 million to leasing and others. In the full year 2018, investments amounted to R$1,632 million, 0.9% higher than in 2017.

CAPEX - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Growth	13	25	(48.0%)	62	256	(75.9%)
Efficieny	20	7	187.4%	92	83	10.5%
Support	101	98	3.5%	380	346	10.0%
Biological Assets	214	177	21.1%	877	713	23.0%
Commercial Lease and Others	57	3	n.m.	221	220	n.m.
Total	**406**	**310**	**31.0%**	**1,632**	**1,617**	**0.9%**

The main projects in 4Q18 include:

- **Market Demand:**

  (i) Projects to manufacture *in natura* chicken, primarily for the Halal Market;
  (ii) Project to increase hog slaughtering capacity to meet the demand for raw material; and
  (iii) Projects to manufacture industrialized products to meet domestic demand.

- **Efficiency:**

  (i) Project to implement a system to optimize our Planning process (S&OP);
  (ii) Projects to implement the concepts of the 4.0 Industry in chicken slaughter units; and
  (iii) Projects to improve processes and optimize resources for the industry and agribusiness.

- **Support/IT:**

  (i) Projects to reposition industrial assets;
  (ii) Improvement in working conditions of employees in the production processes;
  (iii) Projects related to environmental sustainability; and
  (iv) Updates in technological systems.

- **Quality:**

  (i) Investments in the maintenance and improvement of production processes in meat processing units, feed units and farms; and
  (ii) Projects to improve production control processes in meat packing units, factories, and farms.

RECONCILIATION OF EBITDA TO ADJUSTED EBITDA

The Company sets forth below the reconciliation of EBITDA to Adjusted EBITDA pursuant to CVM Instruction 527/2012 and the nature of the reconciliation items:

EBITDA - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Consolidated Net Income	**(2,125)**	**(784)**	**n.m.**	**(4,466)**	**(1,099)**	**n.m.**
Income Tax and Social Contribution	(343)	161	(312.9%)	(206)	(247)	(16.6%)
Net Financial	186	623	(70.2%)	1,815	2,082	(12.8%)
Depreciation and Amortization	481	499	(3.7%)	1,946	1,918	1.5%
EBITDA	(1,802)	499	(460.8%)	(911)	2,654	(134.3%)
EBITDA Margin (%)	*(18.9%)*	*5.6%*	*(24.5) p.p.*	*(2.6%)*	*7.9%*	*(10.6) p.p.*
Impacts of Carne Fraca/Trapaça operations	90	206	(56.1%)	493	363	35.6%
Debt designed as Hedge Accounting	0	6	n.m.	208	55	274.7%
Corporate Restructuring	22	0	n.m.	214	0	n.m.
Impacts of Trucker Strike	(0)	0	n.m.	85	0	n.m.
Tax recoveries	(8)	(37)	(79.0%)	(52)	(218)	(76.1%)
Non controlling shareholders	29	(22)	n.m.	18	(27)	n.m.
Items with no cash effect	(94)	(7)	n.m.	(107)	(7)	n.m.
Costs on business diposed (Impairment)	2,564	0	n.m.	2,595	37	n.m.
Others	38	0	n.m.	73	0	n.m.
EBITDA Adjusted	**841**	**645**	**30.3%**	**2,616**	**2,857**	**(8.4%)**
EBITDA Adjusted Margin (%)	***8.8%***	***7.2%***	***1.6 p.p.***	***7.6%***	***8.5%***	***(1.0) p.p.***

The Company took into account the effect of the following items in the calculation of Adjusted EBITDA:

Carne Fraca/Trapaça Operations: (i) amounts directly attributable to these operations, including expenses with legal fees and advisory services; (ii) idle costs in the plant structure; (iii) provision for inventory losses; and (iv) indemnification payable to integrated partners.

Debt designated as Hedge Accounting: refers to the effects regarding the hedge accounting of export debt (established upon its contracting). The Company recorded no impacts in 4Q18, but may observe non-cash impacts reported in Gross Revenue, as the case may be, in future years, according to the maturity of the designated debts. In 2018, this impact was of R$208 million.

Corporate restructuring: includes contractual termination costs, damages payable to integrated partners, inventory losses, increase in idleness, and expenses with advisory services.

Truck drivers' strike: primarily include additional expenses with logistics, increase in production and fleet idleness, and inventory losses.

Tax recoveries: mainly include gains from recoveries resulting from changes in tax positioning.

Non-controlling shareholders: the amount corresponding to minority shareholders was excluded from the net result of the entities in which they hold equity interest.

Non-cash items: include fair value adjustments to meet accounting rules in effect. However, these adjustments do not contribute to the Company's cash generation. In 2018, includes adjustment to reflect the fair value of forests (biological assets).

Sale of businesses (Impairment): the impacts in 4Q18 are substantially due to the impairment of operations in Argentina, Europe, and Thailand, as well as the Várzea Grande plant. In the year, the impact mainly refers to cost of termination of the agreement bound to the assets under the Performance Commitment Term (Termo de Compromisso de Desempenho – TCD).

Hyperinflation: the Company adopted IAS 29 – Hyperinflationary Economies, under which all Argentinean companies begin reporting their balance sheets in Inflationary Argentine Pesos. The adjustments reported in shareholders' equity since 1/1/2018 have no cash effect. Since BRF (parent company) is headquartered in a country with a non-Hyperinflationary economy, adoption adjustments only apply to fiscal year 2018, with no need for readjustment of previous years, as detailed in item 3.3 of the Notes.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services unrelated to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, in the period ended December 31, 2018, KPMG Auditores Independentes was engaged to provide services unrelated to external audit (support on the preparation of applications for tax refund in Europe), constituting approximately 17% of the consolidated value of fees related to the external audit of BRF and its subsidiaries. KPMG Auditores Independentes informed us that the services provided did not affect its independence and objectivity, due to the definition of scope and procedures executed.

Pursuant to CVM Instruction No. 480/09, the Company's management states that, at a meeting held on February 25, 2018, it discussed, reviewed, and agreed with the information included in the independent auditor's review report about the financial information for 4Q18.

Disclaimer

The statements included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	4Q18	4Q17	Var y/y	2018	2017	Var y/y
Net Operating Revenues	**9,546**	**8,901**	**7.2%**	**34,529**	**33,469**	**3.2%**
Cost of Sales	(7,912)	(7,246)	9.2%	(29,343)	(27,049)	8.5%
% of the NOR	*(82.9%)*	*(81.4%)*	*(1.5) p.p.*	*(85.0%)*	*(80.8%)*	*(4.2) p.p.*
Gross Profit	**1,634**	**1,655**	**(1.3%)**	**5,186**	**6,421**	**(19.2%)**
% of the NOR	*17.1%*	*18.6%*	*(1.5) p.p.*	*15.0%*	*19.2%*	*(4.2) p.p.*
Operating Expenses	**(1,584)**	**(1,508)**	**5.0%**	**(5,627)**	**(5,318)**	**5.8%**
% of the NOR	*(16.6%)*	*(16.9%)*	*0.4 p.p.*	*(16.3%)*	*(15.9%)*	*(0.4) p.p.*
Selling Expenses	**(1,374)**	**(1,359)**	**1.1%**	**(4,956)**	**(4,744)**	**4.5%**
% of the NOR	*(14.4%)*	*(15.3%)*	*0.9 p.p.*	*(14.4%)*	*(14.2%)*	*(0.2) p.p.*
Fixed	(893)	(924)	(3.4%)	(3,148)	(3,105)	1.4%
Variable	(482)	(435)	10.6%	(1,771)	(1,607)	10.2%
General and Administrative Expenses	**(210)**	**(149)**	**40.7%**	**(671)**	**(575)**	**16.7%**
% of the NOR	*(2.2%)*	*(1.7%)*	*(0.5) p.p.*	*(1.9%)*	*(1.7%)*	*(0.2) p.p.*
Honorary of our Administrators	(9)	(11)	(13.5%)	(29)	(31)	(7.4%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(200)	(138)	44.9%	(642)	(544)	18.1%
% of the NOR	*(2.1%)*	*(1.6%)*	*(0.5) p.p.*	*(1.9%)*	*(1.6%)*	*(0.2) p.p.*
Operating Income	**50**	**147**	**(65.8%)**	**(441)**	**1,103**	**(140.0%)**
% of the NOR	***0.5%***	***1.7%***	***(1.1) p.p.***	***(1.3%)***	***3.3%***	***(4.6) p.p.***
Other Operating Results	**(2,362)**	**(153)**	**1445.0%**	**(2,491)**	**(389)**	**540.3%**
Equity Income	**3**	**6**	**(39.2%)**	**18**	**22**	**(20.9%)**
EBIT	**(2,308)**	**0**	**n.m.**	**(2,914)**	**736**	**(495.9%)**
% of the NOR	*(24.2%)*	*0.0%*	*(24.2) p.p.*	*(8.4%)*	*2.2%*	*(10.6) p.p.*
Net Financial Income	**(160)**	**(623)**	**(74.3%)**	**(1,758)**	**(2,082)**	**(15.6%)**
Income before Taxes	**(2,468)**	**(623)**	**296.0%**	**(4,672)**	**(1,346)**	**247.2%**
% of the NOR	*(25.9%)*	*(7.0%)*	*(18.9) p.p.*	*(13.5%)*	*(4.0%)*	*(9.5) p.p.*
Income Tax and Social Contribution	343	(161)	n.m.	206	247	(16.6%)
% of Income before Taxes	*(13.9%)*	*25.9%*	*(39.8) p.p.*	*(4.4%)*	*(18.3%)*	*13.9 p.p.*
Consolidated Net Income	**(2,125)**	**(784)**	**171.0%**	**(4,466)**	**(1,099)**	**306.4%**
% of the NOR	***(22.3%)***	***(8.8%)***	***(13.5) p.p.***	***(12.9%)***	***(3.3%)***	***(9.7) p.p.***
Participação de acionistas minoritários	(29)	22	(229.6%)	(18)	27	(168.1%)
EBITDA	**(1,802)**	**499**	**(460.8%)**	**(911)**	**2,654**	**(134.3%)**
% of the NOR	*(18.9%)*	*5.6%*	*(24.5) p.p.*	*(2.6%)*	*7.9%*	*(10.6) p.p.*
EBITDA Adjusted	**841**	**645**	**30.3%**	**2,616**	**2,857**	**(8.4%)**
% of the NOR	*8.8%*	*7.2%*	*1.6 p.p.*	*7.6%*	*8.5%*	*(1.0) p.p.*

BALANCE SHEET

Balance Sheet - R$ Million	12.31.18	12.31.17
Assets		
Current Assets		
Cash and Cash Equivalents	4,870	6,011
Financial Investments	507	228
Accounts Receivable	2,605	3,919
Recoverable Taxes	1,067	1,228
Dividends/Interest on shareholders' equity receivable	7	6
Securities Receivable	115	113
Inventories	3,877	4,948
Biological Assets	1,513	1,510
Other Financial Assets	182	91
Other current assets	684	961
Other Receivables	452	716
Anticipated expenses	232	245
Restricted Cash	277	128
Current Assets held to sale and discontinued operation	3,326	42
Total Current Assets	**19,031**	**19,186**
Non-Current Assets		
Long-term assets	**7,549**	**6,587**
Cash Investments	291	569
Accounts Receivable	8	6
Judicial Deposits	669	689
Biological Assets	1,061	904
Securities Receivable	89	116
Recoverable Taxes	3,150	2,438
Deferred Taxes	1,520	1,369
Restricted Cash	584	408
Other Receivables	177	87
Permanent Assets	**15,802**	**19,456**
Investments	86	68
Properly, Plant and Equipment	10,697	12,191
Intangible	5,019	7,198
Total Non-Current Assets	**23,351**	**26,043**
Total Assets	**42,382**	**45,228**

Balance Sheet - R$ Million	12.31.18	12.31.17
Liabilities and Equity		
Current Liabilities		
Loans and Financing	4,547	5,031
Suppliers	5,552	6,445
Supply Chain Risk	886	715
Payroll and Mandatory Social Charges	555	669
Taxes Payable	403	426
Dividends/Interest on Shareholders' Equity	6	2
Management and Staff Profit Sharing	64	96
Other Financial Liabilities	235	299
Provisions	496	536
Employee Pension Plan	95	85
Other Liabilities	518	603
Current Liabilities held to sale and discontinued operation	1,132	0
Total Current Liabilities	**14,489**	**14,908**
Non-Current Liabilities		
Loans and Financing	17,618	15,413
Suppliers	180	197
Taxes and Social Charges Payable	162	171
Provision for Tax, Civil and Labor Contingencies	855	1,237
Deferred Taxes	66	155
Employee Pension Plan	373	310
Other Liabilities	1,108	1,125
Total Non-Current Liabilities	**20,362**	**18,608**
Total Liabilities	**34,851**	**33,516**
Shareholders' Equity		
Capital Stock	12,460	12,460
Capital Reserves	115	115
Profit Reserves	0	101
Other Related Results	(1,276)	(1,405)
Retained Profits	(4,279)	0
Treasury Shares	(57)	(71)
Non-Controling Shareholders	567	513
Total Shareholders' Equity	**7,532**	**11,713**
Total Liabilities and Shareholders	**42,382**	**45,228**